SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/20/07


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,173,650

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

1,173,650
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,173,650

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.87%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 4 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No.4 amends and supersedes that
Schedule 13D as specifically set forth.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On February 20, 2007 the reporting persons advised the issuer that at the issuers 2007 annual meeting the reporting persons intend to nominate 2 persons to the Board of Directors and to submit a shareholder proposal (See Exhibit 1).

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Issuer's Chairman of the Board


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/20/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1:

Full Value Partners L.P.
Park 80 West, Plaza Two
Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097

February 20, 2007

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
11-43 Raymond Plaza West - 10th Floor
Newark, NJ 07102


Dear Ms. Wilzig Izak:

As you know, Full Value Partners L.P. is a major shareholder of Wilshire Enterprises Inc. ("WOC"). Please be advised that at the 2007 annual shareholder meeting we intend to (1) nominate two persons for election as directors of WOC and (2) propose that WOC's investment banker promptly conduct an auction to sell WOC to the highest bidder. The purpose of this proposal is to maximize shareholder value.

Full Value Partners beneficially owns 470,500 shares of WOC which are held in street name. i.e., the shares are registered in the name of Cede & Co.

The Nominees are:

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite C04, Saddle Brook, NJ 07663 - Mr. Dakos is a self-employed investment advisor and a principal of the general partner of four investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus Fund L.P., Full Value Partners L.P. and Full Value Special Situations Fund L.P. He has been a director of the Mexico Income and Equity Fund since 2001.

Timothy Brog (born 1964); Timothy Brog has been the President of Pembridge Capital Management LLC and the Portfolio Manager of Pembridge Value Opportunity Fund since 2004. Mr. Brog has been a Managing Director of The Edward Andrews Group Inc., a boutique investment bank since 1996. From 1989 to 1995, Mr. Brog was a corporate finance and mergers and acquisition associate of the law firm Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Brog is a director of The Topps Company, Inc. Mr. Brog received a Juris Doctorate from Fordham University School of Law in 1989 and a
BA from Tufts University in 1986.

Mr. Dakos does not personally own any shares but, as noted above, is a principal of the general partners of Opportunity Partners L.P., Opportunity Income Plus Fund L.P., and Full Value Partners L.P.
that beneficially own in aggregate 854,300 shares. Mr. Brog does not own any shares of WOC. Each of our nominees has consented to be named in the proxy statement as a nominee and to serve as a director if elected. There are no arrangements or understandings between Full Value Partners and any of the above nominees or any other person(s) in connection with the nominations. Please see our schedule 13D filings for further details and advise us immediately if this notice is deficient in any way so that we can promptly cure any deficiency. Finally, please advise us if you would like any other information. Thank you.

Very truly yours,




Andrew Dakos
Managing Member
Full Value Advisors LLC
General Partner